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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

January 22, 2021

Re:	Vinci Partners Investments Ltd. Registration Statement on Form F-1 File No. 333-251871

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Lory Empie, Staff Accountant

Cara Lubit, Staff Accountant

Eric Envall, Staff Attorney

David Lin, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Vinci Partners Investments Ltd. (the “Company”), we are submitting as Exhibit A (changed page to the above referenced Registration Statement reflecting the inclusion of pro forma balance sheet information in the section captioned “Selected Financial Information”) to this letter on a supplemental basis in order to facilitate the review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The enclosed page is marked to indicate changes from the Registration Statement filed on January 19, 2019.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com; or Drew Glover at 212-450-4772 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Alessandro Monteiro Morgado Horta, Chief Executive Officer of Vinci Partners Investments Ltd.

Sergio Passos, Chief Financial Officer/Chief Operating Officer of Vinci Partners Investments Ltd.

Exhibit A